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Jen Bolitho

Owner / Photographer

Greater Boston Area

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Jen Bolitho Photography



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71 connections

Experience

Independent Business Owner
Jen Bolitho Photography
2011 – Present · 8 yrs



JBP.jpg

Freelance Artist / Caregiver Extraordinaire
Three Monkeys
2005 – 2011 · 6 yrs
Greater Boston Area

Set Painter
IATSE Local 729
2000 – 2005 · 5 yrs
Greater Los Angeles Area

Skills & Endorsements

Portrait Photography · 4
Steph Gonzalez and 3 connections have given endorsements for this skill

Event Photography · 3
Chris Morello and 2 connections have given endorsements for this skill

Fine Art Photography · 2
Christine Curtin and 1 connection have given endorsements for this skill

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